DUNDEE BANCORP INC.

MATERIAL CHANGE REPORT

Filed pursuant to Section 75(2) of the Securities Act, Ontario and corresponding provisions of the
securities legislation in other provinces

Item 1: Reporting Issuer

Dundee Bancorp Inc. ("Dundee Bancorp") 40 King Street West Scotia Plaza, 55th Floor Toronto, Ontario M5H 4A9

Item 2: Date of Material Change

November 11, 2003

Item 3: Press Release

The press releases reporting the material change were issued on November 11, 2003 in Toronto, Ontario, copies of which are attached as Schedule "A". A press release reporting a development in respect of the material change was issued on November 17, 2003 in Toronto, Ontario, a copy of which is attached as Schedule "B".

Item 4: Summary of Material Change

Take-Over Bid

On November 11, 2003, Dundee Wealth Management Inc. ("Dundee Wealth"), an 84% subsidiary of Dundee Bancorp, and Cartier Partners Financial Group Inc. ("Cartier") entered into a definitive agreement for the purchase of all the common shares of Cartier by Dundee Wealth by way of a public take-over bid to all shareholders. The bid by Dundee Wealth consists of a combination of cash and Dundee Wealth common shares.

Financing of Take-Over Bid

On November 11, 2003, Dundee Bancorp and Dundee Wealth jointly announced that Dundee Bancorp agreed to provide $190 million in financing to Dundee Wealth in connection with Dundee Wealth's proposed acquisition of all outstanding common shares of Cartier Partners Financial Group Inc. ("Cartier") by way of public take-over bid.

Item 5: Full Description of Material Change

Take-Over Bid

November 11, 2003

On November 11, 2003, Dundee Wealth, an 84% subsidiary of Dundee Bancorp, and Cartier jointly announced that they entered into a definitive agreement pursuant to which Dundee Wealth proposes to offer to acquire all outstanding common shares of Cartier by way of public take-over bid to all shareholders for aggregate consideration of $123.4 million consisting of a combination of $95.2 million cash and 3.737 million common shares.

Upon completion of the transaction, Dundee Wealth will emerge with more than $36 billion in assets under management and administration and over 3,800 independent financial and insurance advisors located in over 350 branches across

Dundee Wealth agreed to make a take-over bid to acquire 100% of the issued and outstanding common shares of Cartier on the basis of $0.54 cash and 0.021192 of a Dundee Wealth common share for each common share of Cartier. (See below for the description of the announcement on November 17, 2003 in respect of a modification to the consideration offered by Dundee Wealth under its take-over bid.) Based upon a $7.55 share price for Dundee Wealth (at the time of negotiation), this represents $0.70 per Cartier share. (Dundee Wealth common shares closed at $7.90 on the TSX on Monday, November 10.) In addition, Dundee Wealth will acquire at the same time the outstanding debt of Cartier and Cartier Mutual Funds, a 70% subsidiary of Cartier, that is owed to its controlling shareholder Cartier Capital Limited Partnership approximating $90 million, as well as the remaining 30% of Cartier Mutual Funds which Cartier Capital owns for approximately $3.09 million cash and 120,934 Dundee Wealth common shares.

Each of the Independent Committee and the Board of Directors of Cartier has concluded that the Dundee Wealth offer is fair to the minority shareholders of Cartier, in the best interests of Cartier and has unanimously approved the offer. The Board of Directors of Cartier will recommend that Cartier shareholders tender their shares to the offer. The Board of Directors received an independent fairness opinion from KPMG Corporate Finance Inc. that the Dundee Wealth offer is fair, from a financial point of view, to the shareholders of Cartier.

Cartier Capital, a limited partnership and the controlling shareholder of Cartier, holds approximately 119.5 million common shares representing approximately 69% of the outstanding common shares of Cartier. Cartier Capital has entered into a lockup agreement with Dundee Wealth pursuant to which it has agreed to irrevocably tender its 69% ownership in Cartier to the Dundee Wealth offer.

It is anticipated that the offer will be mailed within two weeks of November 11, 2003 subject to satisfaction of certain conditions. Once mailed, the offer will be open for at least 35 days unless withdrawn or extended. Completion of the offer will be conditional upon 66 2/3% of the outstanding Cartier shares being tendered as well as other customary conditions including all necessary regulatory consents and approvals. The number of common shares of Dundee Wealth issuable under the offer is subject to an adjustment if the greater of the closing price three days prior to mailing the circular and the average trading price from October 10 to such date is less than $7.30. The adjustment is limited to a floor of $6.00 and if fully effected would increase the total common shares issuable by Dundee Wealth to 4.7 million.

Under certain circumstances, a break-up fee of $5 million is payable by Cartier if a competing offer is successful, however, the Cartier Capital lock-up agreement does not permit it to tender its 69% interest in Cartier to another offer.

Dundee Wealth filed a preliminary prospectus for an offering of its common shares in all provinces of Canada in September 2003. Dundee Wealth intends to proceed with its equity issue and intends to file an amended and restated preliminary prospectus reflecting the Cartier transaction. The proceeds of the issue, when completed, will be used to pay for the acquisition or repay in whole or in part the $190 million in credit facilities provided by Dundee Bancorp to finance the offer.

November 17, 2003

On November 17, 2003, Dundee Wealth and Cartier jointly announced that, in response to requests from Cartier financial advisors who hold Cartier shares expressing a desire to have an increased share alternative, Dundee Wealth and Cartier agreed to change the Dundee Wealth offer to Cartier shareholders such that Cartier shareholders will have the opportunity to elect, at their option, to receive additional Dundee Wealth common shares instead of cash under the previously announced takeover bid by Dundee Wealth for all Cartier common shares.

Dundee Wealth and Cartier announced on November 11, 2003 that Dundee Wealth would make a take-over bid to acquire 100% of the issued and outstanding common shares of Cartier. The offer price was $0.54 cash and 0.021192 of a Dundee Wealth common share for each Cartier common share. On November 17, 2003, it was announced that Dundee Wealth and Cartier agreed that in respect of the $0.54 cash component, Cartier shareholders can elect to receive, at their option, any combination of cash and Dundee Wealth common shares, to a maximum of $0.54 cash, if such holder chooses all cash, and to a maximum of 0.071523 of a Dundee Wealth common share, if such holder chooses all Dundee Wealth common shares, subject to a maximum number of additional Dundee Wealth common shares of 4,112,340, subject to adjustment. Accordingly, if holders of Cartier common shares elect to receive a greater number of additional Dundee Wealth common shares, each holder's election will be reduced pro-rata. The aggregate maximum number of Dundee Wealth common shares issuable to holders of Cartier common shares under the Dundee Wealth offer is 7,850,000, subject to adjustment.

Each of the Special Committee and the Board of Directors of Cartier confirmed its recommendation to Cartier shareholders that the revised offer is fair from a financial point of view and that shareholders other than Cartier Capital Limited Partnership, the controlling shareholder of Cartier, accept the offer. In addition, KPMG Corporate Finance Inc. confirmed its opinion that the revised offer is fair, from a financial point of view, to the Cartier shareholders.

Cartier Capital Limited Partnership entered into a revised lock-up agreement with Dundee Wealth to reflect the foregoing and pursuant to which it has agreed, subject to certain conditions, to irrevocably tender its 69% ownership in Cartier to the revised Dundee Wealth offer.

Financing of Take-Over Bid

On November 11, 2003, Dundee Bancorp and Dundee Wealth jointly announced that Dundee Bancorp agreed to provide $190 million in financing to Dundee Wealth.

Reinforcing its commitment to growing its financial service operations through Dundee Wealth, Dundee Bancorp is providing the financial support required to complete the Dundee Wealth offer to acquire Cartier. Dundee Bancorp has agreed to provide a total of $190 million in bridge financing to Dundee Wealth pursuant to two credit facilities. The first facility is a one-year $100 million credit facility on normal commercial terms and reflects the terms of the $100 million credit facility Dundee Bancorp has arranged with a Canadian chartered bank for this purpose. The second facility is a $90 million 6-month convertible loan. This facility will have the same rate of interest as the $100 million facility but will be repaid in common shares of Dundee Wealth. The share price for repayment of this loan will be the price at which Dundee Wealth completes its public offering of common shares or, if not completed during the 6-month term, $7.90 per share representing the market price of the common shares at the time the facility was arranged. Dundee Wealth will pay Dundee Bancorp a cash fee of $1.9 million (one half on mailing of the circular for the offer and one half on draw down of the facility) and will also pay the $1 million fee payable by Dundee Bancorp to the bank (one half on mailing of the circular for the offer and one half on draw down of the facility). In addition, Dundee Wealth will issue Dundee Bancorp a three-year warrant to acquire 1.8 million common shares at the same price at which the convertible loan is converted. The exercise of the warrant is subject to receiving the disinterested shareholder approval of Dundee Wealth shareholders.

Dundee Bancorp owns approximately 84% of Dundee Wealth and as such these financing arrangements constitute a "related party transaction" for the purposes of applicable securities rules. However, given that the $100 million facility is on normal commercial terms and the $90 million convertible loan and related fees are less than 25% of Dundee Wealth's market capitalization, these arrangements are not subject to any shareholder approval or valuation requirements. The independent directors of Dundee Wealth have approved the terms of the financing facility provided by Dundee Bancorp and the related fees.

Item 6: Reliance on Section 75(3) of the Securities Act, Ontario or Equivalent Provisions

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Senior Officers

For further information, please contact Daniella Dimitrov, Vice President and Secretary, Dundee Bancorp at (416) 365-2426.

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 20th day of November, 2003.
DUNDEE BANCORP INC.

Per: " Daniella Dimitrov"
Name:	Daniella Dimitrov
Title:	Vice President and General Counsel

Schedule "A"

Press Releases Dated November 11, 2003

DUNDEE WEALTH TO ACQUIRE CARTIER
ACHIEVING $36 BILLION IN ASSETS UNDER ADMINISTRATION & MANAGEMENT,
BECOMING CANADA'S LARGEST INDEPENDENT FINANCIAL ADVISORY FORCE

Dundee Wealth/Cartier Conference Call details - Tuesday, November 11, 2003 at 4:30 p.m. (EST) can be accessed by dialing (416) 406-0004 in Toronto or 1-888-202-1568 elsewhere in Canada. Callers should dial in 20 minutes prior to the call. The presentation will be on the Dundee Wealth web site at www.dundeewealth.com.

Toronto, Ontario - November 11, 2003 - Dundee Wealth Management Inc. (TSX:DW) and Cartier Partners Financial Group Inc. (TSX Venture:CPF) jointly announced today that they have entered into a definitive agreement for the purchase of all the common shares of Cartier by Dundee Wealth by way of a public take-over bid to all shareholders for aggregate consideration of $123.4 million consisting of a combination of $95.2 million cash and 3.737 million common shares.

Upon completion of the transaction, Dundee Wealth will emerge with more than $36 billion in assets under management and administration and over 3,800 independent financial and insurance advisors located in over 350 branches across Canada. Dundee Wealth will be the largest independent financial advisory force in Canada. On its own, Dundee Wealth has experienced positive asset growth momentum over the past two years, increasing both its assets under management and administration during a period of overall industry and capital market negativity. Dundee Wealth believes that the addition of $16 billion of assets under administration and 3,400 independent financial advisors ensures that this momentum will not only continue but also build in strength.

"The combination of Dundee Wealth and Cartier is a one-of-a-kind strategic positioning, providing us with the scale and financial clout that will enable us to continue to offer and build on our program of providing the best back office expertise, investment solutions, education, compliance and branding that financial advisors require to better secure and serve clients. Because both companies share the same philosophy of financial advisor independence this acquisition is a great fit further reinforcing Dundee's support of the independent financial advisor," says Ned Goodman, Chairman, President and CEO of Dundee Wealth.

Dundee Wealth has agreed to make a take-over bid to acquire 100% of the issued and outstanding common shares of Cartier on the basis of $0.54 cash and 0.021192 of a Dundee Wealth common share for each common share of Cartier. Based upon a $7.55 share price for Dundee Wealth (at the time of negotiation), this represents $0.70 per Cartier share. (Dundee Wealth common shares closed at $7.90 on the TSX on Monday, November 10.) In addition, Dundee Wealth will acquire at the same time the outstanding debt of Cartier and Cartier Mutual Funds, a 70% subsidiary of Cartier, that is owed to its controlling shareholder Cartier Capital Limited Partnership approximating $90 million, as well as the remaining 30% of Cartier Mutual Funds which Cartier Capital owns for approximately $3.09 million cash and 120,934 Dundee Wealth common shares.

Each of the Independent Committee and the Board of Directors of Cartier has concluded that the Dundee Wealth offer is fair to the minority shareholders of Cartier, in the best interests of Cartier and has unanimously approved the offer. The Board of Directors of Cartier will recommend that Cartier shareholders tender their shares to the offer. The Board of Directors received an independent fairness opinion from KPMG Corporate Finance Inc. that the Dundee Wealth offer is fair, from a financial point of view, to the shareholders of Cartier.

Cartier Capital, a limited partnership and the controlling shareholder of Cartier, holds approximately 119.5 million common shares representing approximately 69% of the outstanding common shares of Cartier. Cartier Capital has entered into a lock-up agreement with Dundee Wealth pursuant to which it has agreed to irrevocably tender its 69% ownership in Cartier to the Dundee Wealth offer.

Dundee Wealth's history and original culture is as an investment management firm with its ownership of Dynamic Mutual Funds Ltd., a leading Canadian mutual fund manager. Dynamic traces its portfolio management roots back over 45 years to when it began as an investment club in Montreal. Today, Dynamic offers a diversified group of mutual funds; Viscount Wealth Management, a leading-edge fee-based program; CMP Limited Partnerships and Canada Dominion Limited Partnerships; and high net worth investing through Goodman Private Wealth Management. With over $10 billion in assets under management, Dynamic has earned its place among the top investment management companies in Canada.

Since entering the brokerage and financial planning business in December 1998 Dundee Wealth has grown to include over 450 financial advisors with approximately $10 billion of assets under administration and with average assets per advisor of over $20 million. Dundee Wealth operates on the open architecture model which supports the independence of the financial advisor. Dundee Wealth believes that investors are best served by allowing an advisor to recommend the investment solution that best fits the needs of the investor. Dundee Wealth is a full service retail and institutional brokerage and financial planning operation through its IDA firm Dundee Securities Corporation and its MFDA firm Dundee Private Investors Inc.

Cartier's operations consist of one of the country's largest networks of financial advisors with 2,700 advisors administering $16 billion in assets, and another 700 insurance only representatives, as well as 70% of Cartier Mutual Funds with $400 million in assets under management.

Jean Dumont, Chairman of Cartier, will be joining the Board of Directors of Dundee Wealth on completion of this transaction. "Cartier Capital conducted an extensive auction process to find the right buyer for the select and large financial advisory group that is housed in Cartier. Dundee Wealth had the winning bid because they have the culture, the platform and the discipline that will be beneficial for our advisors and their clients. This represents a good price for the Cartier shareholders and a significant premium to the market price prior to the auction process commencing. I am personally glad for the opportunity to remain associated with the Dundee group," says Jean Dumont.

"Integrating the two necessary components for a successful wealth management concern -investment management and distribution - has been our focused vision since 1998. We have had almost six years to successfully build our platform and our management team is prepared for this acquisition. Cartier satisfies our vision while perhaps allowing us to change the face of the Canadian mutual fund industry. With Cartier, we acquire the size and muscle we always knew was necessary to continue to drive our performance," says Mr. Goodman.

Dundee Wealth intends to immediately establish an Integration Committee comprised of management representatives from both companies including Dan Richards, CEO of Cartier. The Committee will be chaired by Don Charter, Chairman and CEO of Dundee Securities and Executive Vice President of Dundee Wealth. The Committee's mandate will be to plan the integration of Cartier following completion of the transaction.

It is anticipated that the offer will be mailed within two weeks subject to satisfaction of certain conditions. Once mailed, the offer will be open for at least 35 days unless withdrawn or extended. Completion of the offer will be conditional upon 66 2/3% of the outstanding Cartier shares being tendered as well as other customary conditions including all necessary regulatory consents and approvals. The number of common shares of Dundee Wealth issuable under the offer is subject to an adjustment if the greater of the closing price three days prior to mailing the circular and the average trading price from October 10 to such date is less than $7.30. The adjustment is limited to a floor of $6.00 and if fully effected would increase the total common shares issuable by Dundee Wealth to 4.7 million.

Under certain circumstances, a break-up fee of $5 million is payable by Cartier if a competing offer is successful, however, the Cartier Capital lock-up agreement does not permit it to tender its 69% interest in Cartier to another offer.

Dundee Wealth filed a preliminary prospectus for an offering of its common shares in all provinces of Canada in September 2003. Dundee Wealth intends to proceed with its equity issue and intends to file an amended and restated preliminary prospectus reflecting the Cartier transaction. The proceeds of the issue, when completed, will be used to pay for the acquisition or repay in whole or in part the $190 million in credit facilities provided by Dundee Bancorp to finance the offer.

Dundee Wealth is a Canadian owned, TSX listed wealth management company that, through subsidiaries, provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations. Dundee Wealth has over $20 billion in assets under management and administration and a nationally dedicated group of investment professionals, including approximately 450 advisors located in approximately 150 branch offices across Canada. Dundee Wealth is an 84% subsidiary of Dundee Bancorp Inc.

The TSX Venture Exchange does not accept any responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements with respect to the companies, including their business, operations and financial performance and condition. Although management of each of the companies believes the assumptions reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

A conference call has been scheduled for 4:30 p.m. today, Tuesday, November 11, 2003.

For further information contact:
Dundee Wealth Management Inc.	Cartier Partners Financial Group
Ned Goodman	Dan Richards
Chairman, President and Chief Executive Officer	President and CEO
(416) 365-5665	(416) 523-2673

Don Charter	Jean Morissette
Executive Vice President	President, Cartier Partners Financial Limited
(416) 350-3255	(514) 843-9607

DUNDEE BANCORP TO PROVIDE $190 MILLION IN BRIDGE FINANCING TO
DUNDEE WEALTH IN CONNECTION WITH ACQUISITION OF CARTIER

Toronto, Ontario - November 11, 2003 - Dundee Bancorp Inc. (TSX:DBC) and Dundee Wealth Management Inc. (TSX:DW) jointly announced today that Dundee Bancorp has agreed to provide $190 million in financing to Dundee Wealth.

Dundee Wealth announced today that it has entered into a definitive agreement with Cartier Partners Financial Group Inc. to acquire 100% of the outstanding shares of Cartier pursuant to a public takeover bid to all shareholders of Cartier for aggregate consideration of $123.4 million consisting of a combination of $95.2 million cash and 3.737 million common shares of Dundee Wealth. In addition, in connection with this offer, Dundee Wealth will acquire Cartier's outstanding debt of approximately $90 million owed to Cartier Capital Limited Partnership and the 30% of Cartier Mutual Funds not owned by Cartier for $3.09 million cash and 120,934 common shares of Dundee Wealth. The details of the offer will be contained in a take-over bid circular to be mailed to the shareholders of Cartier.

Reinforcing its commitment to growing its financial service operations through Dundee Wealth, Dundee Bancorp is providing the financial support required to complete the Dundee Wealth offer to acquire Cartier. Dundee Bancorp has agreed to provide a total of $190 million in bridge financing to Dundee Wealth pursuant to two credit facilities. The first facility is a one-year $100 million credit facility on normal commercial terms and reflects the terms of the $100 million credit facility Dundee Bancorp has arranged with a Canadian chartered bank for this purpose. The second facility is a $90 million 6-month convertible loan. This facility will have the same rate of interest as the $100 million facility but will be repaid in common shares of Dundee Wealth. The share price for repayment of this loan will be the price at which Dundee Wealth completes its public offering of common shares or, if not completed during the 6-month term, $7.90 per share representing the market price of the common shares at the time the facility was arranged. Dundee Wealth will pay Dundee Bancorp a cash fee of $1.9 million (one half on mailing of the circular for the offer and one half on draw down of the facility) and will also pay the $1 million fee payable by Dundee Bancorp to the bank (one half on mailing of the circular for the offer and one half on draw down of the facility). In addition, Dundee Wealth will issue Dundee Bancorp a three-year warrant to acquire 1.8 million common shares at the same price at which the convertible loan is converted. The exercise of the warrant is subject to receiving the disinterested shareholder approval of Dundee Wealth shareholders.

Dundee Bancorp owns approximately 84% of Dundee Wealth and as such these financing arrangements constitute a "related party transaction" for the purposes of applicable securities rules. However, given that the $100 million facility is on normal commercial terms and the $90 million convertible loan and related fees are less than 25% of Dundee Wealth's market capitalization, these arrangements are not subject to any shareholder approval or valuation requirements. The independent directors of Dundee Wealth have approved the terms of the financing facility provided by Dundee Bancorp and the related fees.

Dundee Wealth filed a preliminary prospectus for an offering of its common shares in all provinces of Canada in September 2003. Dundee Wealth intends to proceed with its equity issue and intends to file an amended and restated preliminary prospectus reflecting the Cartier transaction. The proceeds of the issue, when completed, will be used to pay for the acquisition or repay in whole or in part the $190 million in credit facilities provided by Dundee Bancorp to finance the offer.

For further information contact:
Dundee Bancorp Inc.	Dundee Wealth Management Inc.
Ned Goodman	Don Charter
Chairman, President and Chief Executive Officer	Executive Vice President
(416) 365-5665	(416) 350-3255

Joanne Ferstman	Joanne Ferstman
Chief Financial Officer	Chief Financial Officer
(416) 365-5010	(416) 365-5010

Schedule "B"

Press Release Dated November 17, 2003

DUNDEE WEALTH AMENDS CARTIER OFFER TO ADD INCREASED
SHARE OPTION

Toronto, Ontario - November 17, 2003 - Dundee Wealth Management Inc. (TSX:DW) and Cartier Partners Financial Group Inc. (TSX Venture:CPF) jointly announced today that, in response to requests from Cartier financial advisors who hold Cartier shares expressing a desire to have an increased share alternative, Dundee Wealth and Cartier have agreed to change the Dundee Wealth offer to Cartier shareholders such that Cartier shareholders will have the opportunity to elect, at their option, to receive additional Dundee Wealth common shares instead of cash under the previously announced take-over bid by Dundee Wealth for all Cartier common shares. "We encourage share ownership in Dundee Wealth and we are more than happy to make this option available" stated Ned Goodman, Chairman, President and Chief Executive Officer of Dundee Wealth.

Dundee Wealth and Cartier announced on November 11, 2003 that Dundee Wealth would make a take-over bid to acquire 100% of the issued and outstanding common shares of Cartier. The offer price was $0.54 cash and 0.021192 of a Dundee Wealth common share for each Cartier common share. Dundee Wealth and Cartier have now agreed that in respect of the $0.54 cash component, Cartier shareholders can elect to receive, at their option, any combination of cash and Dundee Wealth common shares, to a maximum of $0.54 cash, if such holder chooses all cash, and to a maximum of 0.071523 of a Dundee Wealth common share, if such holder chooses all Dundee Wealth common shares, subject to a maximum number of additional Dundee Wealth common shares of 4,112,340, subject to adjustment. Accordingly, if holders of Cartier common shares elect to receive a greater number of additional Dundee Wealth common shares, each holder's election will be reduced pro-rata. The aggregate maximum number of Dundee Wealth common shares issuable to holders of Cartier common shares under the Dundee Wealth offer is 7,850,000, subject to adjustment.

Each of the Special Committee and the Board of Directors of Cartier has confirmed its recommendation to Cartier shareholders that the revised offer is fair from a financial point of view and that shareholders other than Cartier Capital Limited Partnership, the controlling shareholder of Cartier, accept the offer. In addition, KPMG Corporate Finance Inc. has confirmed its opinion that the revised offer is fair, from a financial point of view, to the Cartier shareholders.

Cartier Capital Limited Partnership has entered into a revised lock-up agreement with Dundee Wealth to reflect the foregoing and pursuant to which it has agreed, subject to certain conditions, to irrevocably tender its 69% ownership in Cartier to the revised Dundee Wealth offer.

Dundee Wealth is a Canadian owned, TSX listed wealth management company that, through subsidiaries, provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations. Assuming the completion of the recently announced proposed acquisition of Cartier, Dundee Wealth will emerge with more than $36 billion in assets under management and administration and over 3,800 independent financial and insurance advisors located in over 350 branches across Canada and will be the largest independent financial advisory force in Canada. Dundee Wealth is an 84% subsidiary of Dundee Bancorp Inc.

The TSX Venture Exchange does not accept any responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements with respect to the companies, including their business, operations and financial performance and condition. Although management of each of the companies believes the assumptions reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
Dundee Wealth Management Inc.	Cartier Partners Financial Group
Ned Goodman	Dan Richards
Chairman, President and Chief Executive Officer	President and CEO
(416) 365-5665	(416) 523-2673

Don Charter	Jean Morissette
Executive Vice President	President, Cartier Partners Financial Limited
(416) 350-3255	(514) 843-9607